UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
(Amendment No. 4)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

RHUMBA MERGER SUB INC.
(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Daniel E. Wolf, P.C.
Sophia Hudson, P.C.
Jonathan L. Davis, P.C
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rhumba Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point Therapeutics, Inc., a Delaware corporation, for $76.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1	through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on August 15, 2022, and the Offer was not extended. The Depositary for the Offer has advised Purchaser that, as of the Expiration Time, a total of 41,896,678 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 84% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. In addition, the Depositary has advised that, as of such time, Notices of Guaranteed Delivery have been delivered with respect to 1,800,712 additional Shares that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL.

The Purchaser expects to promptly accept for payment, on August 17, 2022, all Shares validly tendered and not validly withdrawn pursuant to the Offer. The Purchaser will promptly pay for all Shares accepted pursuant to the Offer. Parent expects the Merger to close on August 17, 2022, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Turning Point, with Turning Point continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Turning Point’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on August 16, 2022 announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(ix).”

Item 11.	Additional Information.

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended as follows:

1.	By deleting the second paragraph under the section entitled “—U.S. Antitrust” on page 51 in its entirety and replacing it with the following paragraphs:

“Each of Parent and Turning Point filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on July 29, 2022. The waiting period under the HSR Act expired on August 15, 2022, at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See “—Section 15—Conditions to the Offer”.

2.	By adding two new sentences as the last two sentences under the section entitled “—Other Antitrust Approvals” on page 52:

On July 20, 2022, Parent submitted a filing with the FCO under the German Act Against Restraints of Competition. On August 15, 2022, Parent and Turning Point received clearance from the FCO with respect to the Offer and the Merger.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ix)	Press Release issued by Bristol-Myers Squibb Company, dated August 16, 2022.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 16, 2022

RHUMBA MERGER SUB INC.

By:	/s/ Sandra Ramos-Alves
	Name:	Sandra Ramos-Alves
	Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly Jablonski
	Name:	Kimberly M. Jablonski
	Title:	Corporate Secretary